RED JADE HOLDINGS LIMITED

4519 Admiralty Way, Suite A

 Marina del Rey, California  90292

March 1, 2012

Amanda Ravitz

Assistant Director

Securities & Exchange Commission

450 Fifth Street

Washington, DC 20549

Re:

Red Jade Limited

Registration Statement on Form 10-12G and Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2011

File No. 000-54098; Your letter dated June 17, 2011

Dear Ms. Ravitz:

In connection with your review of the above captioned Form 10-12G and Form 10-Q,  I acknowledge  that:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Jeremy Mork

Jeremy Mork

President and Chief Financial Officer

on behalf of, and as the duly authorized officer of, Red Jade Holdings Limited